Filed pursuant to Rule 433(f) under the Securities Act of 1933

Free Writing Prospectus, dated January 24, 2022

Relating to the Preliminary Prospectus, dated January 18, 2022

Registration Statement No. 333-262218

The trū Shrimp Companies, Inc.

Free Writing Prospectus Published or Distributed by Media

This free writing prospectus relates to the preliminary prospectus (the “Prospectus”) that is part of the registration statement on Form S-1 (File No. 333- 262218) (the “Registration Statement”) that The trū Shrimp Companies, Inc. (the “Company”) has filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”). The Company is making this filing pursuant to Rule 433(f) under the Securities Act.

On January 19, 2022, the Star Tribune (the “Publisher’) published an article (the “Article”) on its website (www.startribune.com), which included quotes from Michael Ziebell, the president and chief executive officer of the Company, related to the Company and the proposed offering described in the Prospectus. Mr. Ziebell is also a director of the Company. The quotes from Mr. Ziebell were sourced from an unscripted phone conversation with the Publisher that occurred on January 19, 2022. The full text of the Article is reproduced below.

The Publisher is unaffiliated with the Company, the underwriters, and all other offering participants. No payment was made nor consideration given by or on behalf of the Company, any underwriter, or other offering participant for the Article or its dissemination.

Clarifications and Corrections

The Company notes that neither it, nor Mr. Ziebell participated in the preparation of or reviewed the Article prior to publication. With the exception of quotations directly attributed to Mr. Ziebell or information directly extracted from the Company’s press releases or filings with the Securities and Exchange Commission, the Article constitutes the authors’ or others’ opinions, which are not endorsed or adopted by the Company. Further, the statements made by Mr. Ziebell in the article should not be considered offering material with respect to the Company’s proposed offering with the SEC and listing of the Company’s common stock on Nasdaq or otherwise.

The Company believes it is appropriate to correct and to clarify and provide context for certain information included in the Article. Mr. Ziebell was quoted in the Article as follows: "We've been at this now over six years, and we firmly believe the research is done and we're ready to commercialize." While the Company has completed substantial research and development, it will continue to conduct further research and development with respect to a variety of activities, including, without limitation, further optimization of shrimp growth and production and the development of chitosan and chitosan derivate products, either itself or with the assistance of third-parties.

In addition, while the Company is currently able to sell shrimp and pet food products grown at its Balaton Bay Reef facility, such facility is and will continue to be used primarily as a research and development facility and not for full-scale commercial operations. To commercialize its shrimp, chitosan, and pet food products, the Company will need to, among other things, finish development of its chitosan products, register as a supplier with the U.S. Food and Drug Administration, and build its planned Madison Bay Harbor production facility. The Company plans to utilize a portion of the funds from the proposed offering described in the Prospectus to finalize engineering of Madison Bay Harbor and complete the construction bid process to determine final costs and timeline. Following the proposed offering described in the Prospectus, the Company estimates that it will need approximately $75 to $80 million in additional funds from further debt and/or equity financings to construct Madison Bay Harbor. As noted in the Article and Prospectus, the Company “do[es] not expect significant revenues until Madison Bay Harbor is constructed and operational.” There can be no assurance that the estimated funds or timeline needed to construct Madison Bay Harbor are accurate or that the Company will be able to raise the funds needed for its construction.

Further, the Article indicates that the Company has “25 employees today at its headquarters and pilot production facility in Balaton” and “expects to add 60 more in South Dakota.” The information in this statement was based on information provided by Mr. Ziebell during the phone conversation. The Company clarifies that, as of the date of the Article, the Company had 25 full-time employees, 7 part-time employees, utilized four independent contractors, and received support from approximately 10 employees of its largest stockholder pursuant to a shared services agreement. The 60 additional employees in South Dakota is an estimate that assumes Madison Bay Harbor construction is complete and the facility becomes operational.

The Company has filed a registration statement (including a preliminary prospectus) with the SEC for the proposed offering to which this free writing prospectus relates. The registration statement has not yet become effective. Units that include shares of the Company’s common stock and warrants to purchase common stock may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this proposed offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, when available, any underwriter participating in the proposed offering will arrange to send you the preliminary prospectus if you request it. A copy of the preliminary prospectus, when available, may be obtained from Lake Street Capital Markets, LLC, Attn: Syndicate Department, 920 Second Avenue South, Suite 700, Minneapolis, MN 55402, by calling (612) 326-1305, or by emailing syndicate@lakestreetcm.com; or Maxim Group LLC, Attn: Equity Syndicate, 300 Park Avenue, 16th Floor, New York, New York 10022, by calling (212) 895-3745, or by emailing syndicate@maximgrp.com.

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Minnesota's Tru Shrimp files to go public

startribune.com/minnesotas-tru-shrimp-files-to-go-public-south-dakota-madison-seafood-aquaculture/600137386

Business 600137386

It's the state's first IPO registration of 2022. The indoor shrimp farming company plans to break ground on its S.D. plant this year.

By Brooks Johnson Star Tribune

January 19, 2022 — 11:38am

Aaron Lavinsky, Star Tribune

A Pacific white-legged shrimp raised at Tru Shrimp’s facility in Balaton, Minn.

Southwest Minnesota-based Tru Shrimp, the indoor shrimp farm company, plans to go public this year to help it rapidly increase production.

"We've been at this now over six years, and we firmly believe the research is done and we're ready to commercialize," Tru Shrimp chief executive Michael Ziebell said Wednesday. "We have customers for our products. This is the next step going forward."

The aquaculture firm based in tiny Balaton, Minn., filed an IPO prospectus with the Securities and Exchange Commission Tuesday afternoon but has not yet nailed down an initial share price or the total amount the company wants to raise.

The filing marks Minnesota's first initial public offering registration of the year. In 2021, there were eight successful IPOs to come out of Minnesota.

Tru Shrimp plans to break ground on a $90 million commercial production facility in Madison, S.D., later this year, pending financing. The company had originally planned to open a plant in Luverne, Minn., but was courted away by South Dakota incentives and perceived regulatory hurdles in Minnesota.

The company expects to grow 1.3 million pounds of head-on, shell-on shrimp annually, which equals 790,000 pounds of processed shrimp, according to the filing.

Americans consume more than 1.5 billion pounds of shrimp per year, almost all of it imported, federal data shows.

Tru Shrimp also plans to make and market chitosan, a biopolymer derived from shrimp exoskeletons, for "the high value and high margin biomedical, pharmaceutical, dermatology and high-end consumer cosmetic markets," the company said in its filing.

Chitosan is expected to be the company's biggest money-maker, with estimated annual revenue of $21 million at full production, the company estimated. The company also plans to sell shrimp heads and other protein-rich "waste stream" products into the pet food market for about $3 million per year.

Shrimp sales are expected to account for $12 million in yearly revenue.

The company has 25 employees today at its headquarters and pilot production facility in Balaton. It expects to add 60 more in South Dakota.

Ziebell said Tru Shrimp is working to find a distributor for Twin Cities supermarkets and is already selling some shrimp through its $11 million pilot plant, which can produce 45,000 pounds of unprocessed shrimp per year.

The company began as a division of Marshall-based agriculture firm Ralco in 2014 and was spun off in 2017.

Ralco and its owners, Jon and Brian Knochenmus, will "continue to control a majority of the voting power of shares eligible to vote in the election of our directors" following Tru Shrimp's listing, according to the prospectus.

Marshall-based Schwan's Co. owns a 9% stake in the company.

Tru Shrimp has received $70 million in investments to date and has incurred "significant net losses and negative cash flows," the prospectus said.

The company went quiet through the first year of the pandemic, furloughing employees from May 2020 through July 2021. Ziebell said the pandemic made it difficult to raise capital as "people were not able to come to Balaton to visit and see our technology."

"Management previously stated that there was substantial doubt about our ability to continue as a [business] due to our limited capital resources," according to the prospectus. "We do not expect significant revenues until Madison Bay Harbor is constructed and operational."

Tru Shrimp has applied for listing on the Nasdaq under the ticker symbol BTRU. Ziebell said more stock offering details and timing will be identified "as market conditions allow."

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Forward-Looking Statements

This free writing prospectus and the Article contain forward-looking statements. The words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. These forward-looking statements include statements that are not historical facts, including statements regarding management’s plans with respect to research and development, chitosan and chitosan derivate products, registration as an FDA supplier, commercialization activities, the use of the Balaton Bay Reef facility going forward and the construction of Madison Bay Harbor; estimates of Madison Bay Harbor construction costs, timelines and related financing activities; estimates of market size and opportunity; and expectations with respect to timing and amount of revenues to be generated in the future and the number of employees that the Company will have. The Company has based its forward-looking statements on its current expectations, assumptions, estimates, and projections. While it believes these expectations, assumptions, estimates, and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks, uncertainties, and other factors, many of which are outside of the Company’s control, which could cause its actual results, performance, or achievements to differ materially from any results, performance, or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements. Except as otherwise required by law, the Company does not assume any obligation to update any forward-looking statements.